Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS REPORTS FOURTH QUARTER AND FULL YEAR 2022 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

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TREK-AD Phase 2b study of eblasakimab fully enrolled, topline data readout expected early July 2023
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Phase 2 proof-of-concept trial of farudodstat in alopecia areata expected to commence in the second quarter of 2023 with topline data readout expected in the first quarter of 2024
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Expected cash runway extended through at least the second quarter of 2024 with recent $20 million in financing, with potential to receive up an additional $80 million

San Mateo, California, and Singapore, March 24, 2023 – ASLAN Pharmaceuticals (Nasdaq: ASLN), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced financial results for the fourth quarter and full year ended December 31, 2022, and provided an update on recent corporate activities.

“We ended 2022 and have begun 2023 achieving a number of milestones across our clinical pipeline that position ASLAN for strong momentum throughout this year and into 2024,” said Dr Carl Firth, CEO, ASLAN Pharmaceuticals. “At the end of 2022, we commenced dosing atopic dermatitis (AD) patients in our dupilumab-experienced (TREK-DX) trial. Most notably, we completed enrollment at the start of 2023 in our TREK-AD Phase 2b trial, testing eblasakimab as a novel treatment for moderate-to-severe AD, and we look forward to reporting topline data from this study in early July 2023. In addition, we formed a collaboration with Thermo Fisher Scientific to manufacture a high concentration formulation of eblasakimab that will allow us to administer 400mg in a single subcutaneous injection with a range of different devices.”

Dr Firth continued, “We recently announced strong support from BVF Partners and additional investors on a $20 million financing, allowing us to advance farudodstat into a Phase 2, proof-of-concept study in alopecia areata (AA) in the second quarter of 2023. This is a common autoimmune disease that is associated with a severe psychological burden yet there are few effective treatments that are safe for long-term use. Farudodstat potently inhibits key drivers of AA disease pathophysiology and has the potential to be a novel, first-in-class treatment.”

Fourth quarter 2022 and recent business highlights

Q4 and recent clinical developments

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In March 2023, two abstracts showcasing new data on eblasakimab were accepted for poster presentation at the First International Societies for Investigative Dermatology (ISID) Meeting, taking place from May 10 to 13, 2023, in Tokyo, Japan. Posters being presented at the meeting will explore eblasakimab’s efficacy in difficult to treat areas in patients with AD, such as the head and neck, and its potential for alleviating the underlying itch and hypersensitized sensory nerve fibers through multiple molecular pathways in AD.

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In February 2023, ASLAN announced the advancement of its clinical program to investigate farudodstat, a highly selective, oral dihydroorotate dehydrogenase (DHODH) inhibitor, in a Phase 2 proof-of-concept trial as a potential first-in-class treatment for AA. Farudodstat is 30-fold more potent than approved drugs in its class and has demonstrated a well-tolerated safety profile. The trial will recruit about 60 patients in the US and enrollment is expected to begin in the second quarter of 2023. The interim topline readout following the first 12-week treatment period is expected in the first quarter of 2024 and will inform the design of the subsequent Phase 2b dose-ranging study.
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In February 2023, the final patient was enrolled in the TREK-AD (TRials with EblasaKimab in Atopic Dermatitis) study, a Phase 2b, dose-ranging, randomized, double-blind, placebo-controlled clinical trial of eblasakimab in adults with moderate-to-severe AD. ASLAN expects to report topline data from this study in early July 2023. The study is evaluating the efficacy and safety of eblasakimab in biologic naïve AD patients over a 16-week treatment period.
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In January 2023, ASLAN and Thermo Fisher Scientific Inc (NYSE: TMO) announced a partnership to manufacture a high concentration formulation of eblasakimab for Phase 3 clinical trials. ASLAN has developed a high concentration formulation of eblasakimab, allowing up to 400mg eblasakimab to be administered in a single subcutaneous injection and suitable for use with different devices.
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In December 2022, the first patient was screened in the TREK DX study of eblasakimab in adult patients with moderate-to-severe AD who have previously been treated with dupilumab. The randomized, double-blind, placebo-controlled, Phase 2 clinical trial is expected to enroll 75 patients in North America and will assess the efficacy and safety of eblasakimab in dupilumab experienced patients who have discontinued their treatment for any reason, including inadequate disease control, loss of access to drug or an adverse event.

Corporate updates

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In March 2023, ASLAN’s management team hosted a virtual farudodstat Research and Development Day with Key Opinion Leader (KOL) Brett King, MD PhD, Associate Professor of Dermatology, Yale University School of Medicine, to discuss the unmet medical need and current treatment landscape in AA. A replay of the event and presentation materials are available on the Investor Relations section of ASLAN’s website.
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In February 2023, ASLAN announced that it entered into a definitive purchase agreement (“Purchase Agreement”) to raise gross proceeds of approximately $20 million resulting from the sale of its ordinary shares (or pre-funded warrants) and accompanying purchase warrants, at a purchase price of $0.178 per ordinary share (or the equivalent of $4.45 per American Depositary Share (“ADS”) after giving effect to the ADS Ratio Change described below to BVF Partners LP, K2 HealthVentures and certain existing investors. In addition, ASLAN has the potential to receive up to an additional $80 million in proceeds if all purchase warrants issued in connection with the Purchase Agreement are fully exercised.

Anticipated upcoming milestones

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New clinical and translational data on eblasakimab will be presented at the ISID Meeting in Tokyo, Japan. Posters will be available to view at the meeting on May 10, 2023, and will be uploaded to ASLAN’s website at this link following presentation.
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The first patient is expected to be enrolled in the farudodstat proof-of-concept Phase 2a study in AA in the second quarter of 2023.
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Topline data data from the Phase 2b TREK-AD trial of eblasakimab is expected in early July 2023.
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Topline data from the TREK-DX trial of eblasakimab is expected in the first quarter of 2024.
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Topline interim data from the farudodstat Phase 2a study in AA is expected in the first quarter of 2024.

Fourth quarter 2022 financial highlights

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Cash used in operations for the fourth quarter of 2022 was $12.0 million compared to $11.9 million in the same period in 2021.
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Research and development expenses were $10.7 million in the fourth quarter of 2022 compared to $9.0 million in the fourth quarter of 2021. The increase was primarily driven by higher clinical development and manufacturing costs for eblasakimab.
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General and administrative expenses were $2.7 million in the fourth quarter of 2022 compared to $2.2 million in the fourth quarter of 2021.
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Net loss attributable to stockholders for the fourth quarter of 2022 was $14.5 million compared to a net loss of $9.1 million for the fourth quarter of 2021, which included a gain of $2.3 million resulting from the dilution of JAGUAHR Therapeutics in December 2021 and recognition of its associates. The increase was primarily driven by higher clinical development and manufacturing costs for eblasakimab.
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The weighted average number of ADSs outstanding in the computation of basic loss per share for the fourth quarter of 2022 was 13.95 million (representing 348.7 million ordinary shares) compared to 13.92 million (representing 348.0 million ordinary shares) for the fourth quarter of 2021. After the ADS Ratio Change described below was effected, one ADS is the equivalent of twenty-five ordinary shares.

Full-year 2022 financial highlights

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Cash used in operations for the year ended December 31, 2022, was $38.4 million compared to $34.0 million in 2021.
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Research and development expenses were $38.0 million for the year ended December 31, 2022, compared to $22.0 million in 2021. The increase was driven primarily by the increase in clinical development and manufacturing costs for eblasakimab.
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General and administrative expenses were $9.9 million for the year ended December 31, 2022, compared to $11.8 million in 2021. The decrease in general and administrative expenses was mainly due to lower fundraising costs compared to 2021.
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Net loss attributable to stockholders for the year ended December 31, 2022, was $51.4 million compared to a loss of $31.3 million in 2021. The increase was primarily due to the increase of clinical development and manufacturing costs for eblasakimab.
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Cash and cash equivalents total $56.9 million as of December 31, 2022, compared to $90.2 million as of December 31, 2021. On February 28, 2023, ASLAN received gross proceeds of $20.0 million upon the closing of the Purchase Agreement with BVF and other investors. Management believes that the Company’s cash and cash equivalents will be sufficient to fund operations through at least the second quarter of 2024.
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The weighted average number of ADSs outstanding in the computation of basic loss per share for the year ended December 31, 2022, was 13.9 million (representing 348.7 million ordinary shares) compared to 13.0 million (representing 325.7 million ordinary shares) for the year ended 2021.
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At the opening of trading on the Nasdaq Capital Market on March 13, 2023, the Company effected a change in the ratio of its ADSs to its ordinary shares from one (1) ADS representing five (5) ordinary shares to one (1) ADS representing twenty-five (25) ordinary shares (the “ADS Ratio Change”). For the Company’s existing ADS holders, the ADS Ratio Change had the same effect as a one-for-five reverse ADS split.

ASLAN Pharmaceuticals Limited

CONSOLIDATED BALANCE SHEETS

(In US Dollars, other than shares or share data)

	December 31, 2021 (audited)	December 31, 2022 (audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$90,167,967	$56,902,077
Total cash and cash equivalents	90,167,967	56,902,077
Other assets	3,612,846	3,976,350
Total current assets	$93,780,813	$60,878,427
NON-CURRENT ASSETS
Investment in associate company	494,728	8,587
Property, plant and equipment	34,979	43,140
Right-of-use assets	197,746	249,601
Intangible assets	9,956	5,836
Total non-current assets	737,409	307,164
TOTAL ASSETS	$94,518,222	$61,185,591
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	$3,116,786	$12,784,485
Other payables	2,817,909	2,325,038
Lease liabilities - current	199,124	215,671
Current borrowings	—	7,748,831
Financial liabilities at fair value through profit or loss	223,352	90,213
Total current liabilities	6,357,171	23,164,238
NON-CURRENT LIABILITIES
Long-term borrowings	30,857,308	29,656,133
Total non-current liabilities	30,857,308	29,656,133
Total liabilities	37,214,479	52,820,371
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY
Ordinary shares	63,019,962	63,019,962
Capital surplus	221,467,061	223,910,955
Accumulated deficits	(227,004,332)	(278,386,749)
Other reserves	(178,948)	(178,948)
Total equity attributable to stockholders of the Company	57,303,743	8,365,220
Total equity	57,303,743	8,365,220
TOTAL LIABILITIES AND EQUITY	$94,518,222	$61,185,591

ASLAN Pharmaceuticals Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In US Dollars, other than shares or share data)

	For the Three Months Ended December 31 (unaudited)		For the Twelve Months Ended December 31 (audited)
	2021	2022	2021	2022
OPERATING EXPENSES
General and administrative expenses	$(2,171,896)	$(2,708,055)	$(11,825,131)	$(9,881,993)
Research and development expenses	(8,964,318)	(10,685,486)	(22,021,321)	(38,000,494)
Total operating expenses	(11,136,214)	(13,393,541)	(33,846,452)	(47,882,487)
LOSS FROM OPERATIONS	(11,136,214)	(13,393,541)	(33,846,452)	(47,882,487)
NON-OPERATING INCOME AND EXPENSES
Interest income	42	224,018	219	354,457
Other income	772,113	162,711	1,108,072	386,138
Gain on dilution of subsidiary and recognition of associate	2,307,735	—	2,307,735	—
Other gains and losses	(143,731)	(571,079)	1,106,510	(29,583)
Finance costs	(747,902)	(778,257)	(1,860,954)	(3,675,689)
Total non-operating income and expenses	2,188,257	(962,607)	2,661,582	(2,964,677)
Share in losses of associated company, accounted for using equity method	(190,309)	(45,516)	(405,712)	(436,032)
LOSS BEFORE INCOME TAX	(9,138,266)	(14,401,664)	(31,590,582)	(51,283,196)
INCOME TAX EXPENSE	—	(79,379)	—	(99,221)
NET LOSS FOR THE PERIOD	(9,138,266)	(14,481,043)	(31,590,582)	(51,382,417)
OTHER COMPREHENSIVE LOSS
Unrealized loss on investments	—	—	—	—
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(9,138,266)	$(14,481,043)	$(31,590,582)	$(51,382,417)
NET LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(9,138,266)	$(14,481,043)	$(31,321,618)	$(51,382,417)
Non-controlling interests	—	—	(268,964)	—
	$(9,138,266)	$(14,481,043)	$(31,590,582)	$(51,382,417)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(9,138,266)	$(14,481,043)	$(31,321,618)	$(51,382,417)
Non-controlling interests	—	—	(268,964)	—
	$(9,138,266)	$(14,481,043)	$(31,590,582)	$(51,382,417)
LOSS PER ORDINARY SHARE
Basic and diluted	$(0.03)	$(0.04)	$(0.10)	$(0.15)
LOSS PER EQUIVALENT ADS - AFTER THE ADS RATIO CHANGE
Basic and diluted	$(0.66)	$(1.04)	$(2.40)	$(3.68)
Weighted-average number of ordinary shares in the computation of basic loss per ordinary share	348,028,867	348,723,365	325,684,272	348,723,365
Weighted-average number of ADS in the computation of basic loss per ADS – after the Ratio Change	13,921,155	13,948,935	13,027,371	13,948,935

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is developing eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor in moderate-to-severe atopic dermatitis (AD) with the potential to improve upon current biologics used to treat allergic disease. Eblasakimab is being investigated in a global Phase 2b trial of moderate-to-severe AD patients with topline readout expected in early July 2023. ASLAN is also developing farudodstat, a potent oral inhibitor of the enzyme DHODH, as a potential first-in-class treatment for alopecia areata (AA) and plans to initiate a proof-of-concept trial in 2Q 2023. ASLAN has teams in San Mateo, California, and in Singapore. For additional information please visit the website or follow ASLAN on LinkedIn.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialize eblasakimab and farudodstat; the safety and efficacy of eblasakimab and farudodstat; the Company’s plans and expected timing with respect to clinical trials, clinical trial enrolment and clinical trial results for eblasakimab and farudodstat; the potential of eblasakimab as a first-in-class treatment for atopic dermatitis and of farudodstat as a first-in-class treatment for alopecia areata; the Company’s cash runway; and the potential to receive up an additional $80 million if all purchase warrants being issued in connection with the Purchase Agreement are fully exercised. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic or the ongoing conflict between Ukraine and Russia and bank failures on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 24, 2023. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Ends

ASLAN Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com